Exhibit 99.2

NICE Exceeds 1,000 Installations of NICE Inform

NICE multimedia incident information management solution surpasses a significant milestone, a testament to company’s continued global success in the security sector

RA’ANANA, ISRAEL, January 30, 2012 NICE (NASDAQ: NICE) today announced that it has installed more than 1,000 NICE Inform incident information management solutions globally. NICE Inform was the world’s first such solution for the security sector, capturing and fusing diverse multimedia content, thereby enabling authentic and synchronized incident reconstruction and case management for investigations, debriefings and training purposes.

“This milestone is a testament to the success of NICE security solutions, which are installed at customer sites around the globe,” said Guy Yaniv, General Manager, Surveillance Solutions, Security Group at NICE. “NICE Inform is an important element of our comprehensive offering for addressing security, safety and operational risks, which helps organizations connect information silos for greater real-time situational awareness and more thorough investigations after the fact.”

NICE Inform helps Public Safety agencies and security operations in transportation, utilities and other industries capture, consolidate and manage multimedia incident information, including audio, video, text, Geographic Information System (GIS) and other data. NICE Inform fuses these different types of media into a common application and interface. It provides structure to unstructured multimedia data, seamlessly combining the information for a complete, authentic, chronological audio/visual timeline and 360-degree view.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.